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                                    EXHIBIT 1

June 25, 2001

GE Fund
c/o General Electric Company
3135 Easton Turnpike
Fairfield, CT 06431

         RE: Donation of Series C 4% Senior Convertible Preferred Stock of Insight Health Services Corp.

Dear Sirs:

         The undersigned, General Electric Company, a New York corporation (the "Company"), is presently the owner of 27,953 shares of Series C Senior Convertible Preferred Stock of Insight Health Services Corp., a Delaware corporation ("Insight"), represented by the stock certificates enclosed herewith (the "Preferred Shares").

         Please be advised, that effective as of 5:00 p.m. today, the Company hereby donates, transfers, conveys and delivers to the GE Fund (the "Fund") 10,948 of the Preferred Shares, as a charitable contribution. The certificates representing the Preferred Shares are enclosed herewith, together with executed stock powers. By copy of this letter, the Company hereby instructs Insight to immediately reregister 10,948 of the Preferred Shares in the name of the Fund and to issue a new stock certificate to the Company for the remaining 17,005 Preferred Shares retained by the Company.

         It is understood and agreed that 10,948 of the Preferred Shares are being donated to the Fund for the purpose of funding only U.S. domestic charitable grants and related administrative costs and expenses.

         Please acknowledge your receipt and acceptance of the aforesaid donation by signing and returning to the Company the enclosed counterpart of this letter.

                                           Very truly yours,

                                           GENERAL ELECTRIC COMPANY

                                           By: /s/ Phillip D. Ameen
                                               --------------------

Receipt and Acceptance of the
above described donation is
hereby acknowledged as of the date first above written.

GE FUND

By:  /s/ Joyce Hergenhan
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